Condensed Interim Consolidated Financial Statements

For the Nine Months Ended May 31, 2012

(In US Dollars)

Unaudited - Prepared by Management

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – Prepared by Management)

(in US Dollars)

	May 31, 2012	August 31, 2011	August 31, 2010
		(Note 15)	(Note 15)
Assets:

Current assets:
Cash and cash equivalents	$ 1,954,398	$ 4,145,492	$ 2,003,296
Accounts receivable (Note 4)	46,258	39,021	568,495
Prepaid expenses	31,992	36,604	22,940

Total current assets	2,032,648	4,221,117	2,594,731

Noncurrent assets:
Biological assets (Note 11)	6,177	5,763	3,173
Property, plant and equipment (Note 6)	303,683	338,224	89,577
Licensing rights (Note 7)	152,381	173,810	200,000
Deposits	17,500	17,500	8,766
			,
Total noncurrent assets	479,741	535,297	301,516

Total Assets	$ 2,512,389	$ 4,756,414	$ 2,896,247

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$ 214,489	$ 159,137	$ 420,610
Deferred revenue	153,355	-	-

Total current liabilities	367,844	159,137	420,610

Long-term liabilities:
Warrant liability (Note 10)	117,229	1,527,374	797,310

Total Liabilities	485,073	1,686,511	1,217,920

Shareholders’ Equity:
Share capital (Note 10)	10,342,141	9,269,433	2,364,254
Share-based payment reserve (Note 10)	1,268,003	734,524	369,438
Deficit	(9,582,828)	(6,934,054)	(1,055,365)
Total shareholders’ equity	2,027,316	3,069,903	1,678,327
Total Liabilities and Shareholders’ Equity	$ 2,512,389	$ 4,756,414	$ 2,896,247

Nature and Continuance of Operations (Note 1)

Commitments (Note 8)

Events after the Reporting Period (Note 13)

These condensed interim consolidated financial statements were approved for

Issuance by the Board of Directors on July 30, 2012 and are signed on its behalf by:

Director

Signed:  “Frank Oakes”

Director

Signed:  “Daniel Morse”

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited – Prepared by Management)

(in US Dollars)

	Three Months Ended		Nine Months Ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011

Revenues:
Contract income	$ 15.000	$ 15,000	$ 45,000	$ 45,000
Commercial sales	9,500	7,200	123,425	17,038
Grant revenue	18,669	19,387	68,351	594,862
	43,169	41,587	236,776	656,900

Cost of Production, Aquaculture and Grants:
Costs of production and aquaculture (Note 11)	75,082	104,600	399,215	355,100
Grant costs	21,175	24,411	72,954	86,769
	96,257	129,011	472,169	441,869
Gross Margin (Loss)	(53,088)	(87,424)	(235,393)	215,031

Expenses:
Salaries, wages and benefits	243,530	258,761	777,093	635,593
Research and development	393,884	421,152	1,350,293	999,332
Legal and professional services	102,658	37,964	333,291	192,035
Share-based payments (Note 10)	319,181	335,757	557,097	3,956,416
General and administration	208,709	175,032	655,464	471,503
Amortization and depreciation	27,842	14,932	82,151	44,084
Allocation of expenses to grant costs	(6,544)	(11,875)	(29,591)	(35,001)
	1,289,260	1,231,723	3,725,798	6,263,962

Other Income:
Loss recovery (Note 16)	-	-	105,000	-
Foreign exchange gain (loss)	(29,209)	35	(15,569)	6,546
Change in fair value of warrant liability (Note 10)	244,568	3,907,710	1,219,720	(578,036)
Interest income	1,176	3,278	4,066	8,286
	216,535	3,911,023	1,313,217	(563,204)

Income (Loss) Before Income Tax	(1,125,813)	2,591,876	(2,647,974)	(6,612,135)
Income tax expense	-	-	800	5,000
Income (Loss) and Comprehensive Income (Loss) for the Period	(1,125,813)	2,591,876	(2,648,774)	(6,617,135)

Income (loss) per share –basic and diluted	$ (0.03)	$ 0.06	$ (0.06)	$ (0.18)

Weighted average number of common shares outstanding	43,953,257	41,527,804	43,650,650	36,906,651

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

(in US Dollars)

	Nine Months Ended
	May 31, 2012	May 31, 2011

Cash Flows From (Used In) Operating Activities:
Loss for the period	$ (2,648,774)	$ (6,617,135)

Items not affecting cash:
Amortization and depreciation	82,151	44,084
Share-based payments	557,097	3,956,416
Foreign exchange (gain) loss	15,831	(7,772)
Change in fair value of warrant liability	(1,219,720)	578,036
Remeasurement of biological assets	(414)	(2,925)

Changes in non-cash working capital items:
Accounts receivable	(22,806)	545,651
Prepaid expenses	4,612	(38,457)
Accounts payable and accrued liabilities	55,352	(167,337)
Deferred revenue	153,355	-
Net cash used in operating activities	(3,023,316)	(1,709,439)

Cash Flows From (Used In) Financing Activities:
Proceeds from exercise of warrants and options	858,665	776,515
Share subscription proceeds	-	4,729,524
Share issuance costs	-	(312,103)
Repurchase dissenting shareholder shares	-	(125,025)
Payment of deposits	-	(8,734)
Net cash provided by financing activities	858,665	5,060,177

Cash Flows From (Used In) Investing Activities:
Acquisition of property, plant and equipment	(26,181)	(256,480)
Net cash used in investing activities	(26,181)	(256,480)

Effect of exchange rate changes on cash and cash equivalents	(262)	1,226

Net change in cash and cash equivalents	(2,191,094)	3,095,484

Cash and cash equivalents – beginning of period	4,145,492	2,003,296

Cash and cash equivalents – end of period	$ 1,954,398	$ 5,098,780

Cash	$ 1,326,017	$ 4,265,170
Cash equivalents	628,381	833,610
Cash and cash equivalents	$ 1,954,398	$ 5,098,780

Supplemental disclosure of non-cash transactions (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Condensed Interim Consolidated Statements of Changes to Equity

(Unaudited – Prepared by Management)

(in US Dollars)

	Number of Shares	Share Capital	Share-based Payment Reserve	Deficit	Total
Balance - September 1, 2010	26,916,692	$ 2,364,254	$ 369,438	$ (1,055,365)	$ 1,678,327

Private placements, net of issuance costs	9,213,000	1,137,103			1,137,103
Issuance of performance shares	3,333,335	3,400,000			3,400,000
Proceeds from exercise of warrants	2,128,805	776,515			776,515
Transfer to share capital on exercise of warrants		1,323,201			1,323,201
Final settlement of dissenting shareholder		(4,222)			(4,222)
Share-based payments			556,416		556,416
Loss for the period				(6,617,135)	(6,617,135)
Balance - May 31, 2011	41,591,832	$ 8,996,851	$ 925,854	$ (7,672,500)	$ 2,250,205

Balance – August 31, 2011	41,611,832	$ 9,269,433	$ 734,524	$ (6,934,054)	$ 3,069,903

Proceeds from exercise of warrants	2,318,600	830,715			830,715
Transfer to share capital on exercise of warrants		190,425			190,425
Proceeds from exercise of options	100,000	27,950			27,950
Transfer to share capital on exercise of options		23,618	(23,618)		-
Share-based payments			557,097		557,097
Loss for the period				(2,648,774)	(2,648,774)
Balance – May 31, 2012	44,030,432	$ 10,342,141	$ 1,268,003	$ (9,582,828)	$ 2,027,316

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

1.

Nature and Continuance of Operations

Stellar Biotechnologies, Inc. (“the Company”, formerly CAG Capital Inc.) is listed on the TSX Venture Exchange (‘the Exchange”) as a Tier 2 issuer under the trading symbol KLH since April 19, 2010 (formerly under CAG.P).

On April 7, 2010, the Company changed its name to Stellar Biotechnologies, Inc.  On April 12, 2010, the Company completed a reverse merger transaction with Stellar Biotechnologies, Inc. (“Stellar CA”) which is incorporated under the laws of the State of California, USA. The Company’s head office is 332 E. Scott Street, Port Hueneme, California, 93041, USA, and the registered office is 1868 King George Boulevard, South Surrey, BC, V4A 5A1, Canada.

The Company’s business is to commercially produce and market Keyhole Limpet Hemocyanin (“KLH”) as well as to develop new technology related to culture and production of KLH and subunit KLH (“suKLH”) formulations.  The Company markets KLH and suKLH formulations to customers in the United States and Europe.

The Company has received grants for the development of new technology from the National Institutes of Health, National Cancer Institute (“NIH”), the National Science Foundation (“NSF”) including grants under its Technology Enhancement for Commercial Partnerships (“TECP”) program, and Internal Revenue Service (“IRS”) qualifying therapeutic discovery project grants.

These condensed interim consolidated financial statements are prepared on a going concern basis.  The going concern basis contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  Should the Company be required to realize the value of its assets in other than the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the condensed interim consolidated financial statements.  For the period ended May 31, 2012, the Company reported a loss of $2,648,774 (2011 - $6,617,135), an accumulated deficit of $9,582,820 (August 31, 2011 - $6,934,054; September 1, 2010 - $1,055,365) and working capital of $1,664,804 (August 31, 2011 - $4,061,980: September 1, 2010 - $2,174,121).  As at May 31, 2012, the Company has remaining revenues available under the NSF grants, including the Technology Enhancement for Commercial Partnerships (“TECP”) program of approximately $471,000.  The Company also anticipates ongoing contract income and commercial sales.

The financial statements of the Company are presented in US dollars, unless otherwise stated, which is the presentation currency.

2.

Basis of Presentation and Adoption of IFRS

Statement of Compliance and Conversion to International Financial Reporting Standards

These unaudited condensed interim consolidated financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The preparation of these condensed interim consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  The accounting policies set out below have

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

2.

Basis of Presentation and Adoption of IFRS (continued)

been applied consistently to all periods presented in these condensed interim consolidated financial statements. They have also been applied in preparing an opening IFRS balance sheet as at September 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 15.

As these are the Company’s third condensed interim consolidated financial statements prepared in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Company’s August 31, 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP.  In fiscal year August 31, 2013 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed interim consolidated financial statements under IFRS as the reader will be able to refer to the August 31, 2012 annual consolidated financial statements which will be prepared in accordance with IFRS.

Basis of Presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.

Significant Accounting Policies

The accounting policies set out below are expected to be adopted for the year-ending August 31, 2012 and have been applied consistently to all periods presented in these condensed interim consolidated financial statements and in preparing the opening IFRS statement of financial position at September 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)

Principles of Consolidation

The condensed interim consolidated financial statements have been prepared in accordance with IFRS and include the accounts of the Company and its wholly-owned subsidiary Stellar Biotechnologies, Inc. (“Stellar CA”).  Intercompany balances and transactions are eliminated on consolidation.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

b)

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. The Company has made estimates for allowance of doubtful accounts, amortization and depreciation and impairment of property, plant and equipment and licensing rights, share-based payments, research and development costs, biological assets, the provision for deferred income tax recoveries and composition of deferred income tax assets and liabilities, and accrued liabilities.  Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

1)

the inputs used in the accounting for share-based payment expense included in profit or loss.

2)

the inputs used in accounting for biological assets included in statements of financial position and profit or loss.

3)

the determination of the useful life of the licensing rights.

4)

the inputs used in the accounting for the warrant liability.

c)

Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.

The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

d)

Share-Based Payments

The Company grants share options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

For employees, the fair value of share options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period using graded vesting. Consideration paid for the shares on the exercise of share options is credited to share capital and the related share-based compensation is reclassified from the share-based payment reserve to share capital. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based payment reserve is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically  identified,  they are measured at fair  value of

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

the share-based payment. Otherwise, share-based payments are measured at the fair value of goods and services rendered.

e)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Depreciation is recorded on the straight-line method based on the following rates which approximate the useful life of the assets:

Aquaculture system	10-20%
Tools and equipment	20%
Leasehold improvements	10-14%
Laboratory	10-20%
Computer and office equipment	20%
Vehicles	20%

Maintenance and repairs are charged to operations as incurred.

f)

Cash and Cash Equivalents

Cash equivalents consist of demand deposits with financial institutions, money market accounts, and highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

g)

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to goodwill not deductible for tax purposes, the initial recognition of assets and liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will be probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

h)

Financial Instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are measured at amortized costs using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment loss.

Available for sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company has classified its financial assets as follows:

•

Cash and cash equivalents are classified as FVTPL.

•

Accounts receivable are classified as loans and receivables.

Financial liabilities

All financial liabilities are initially recorded at fair value.  Financial liabilities are classified into one of the following two categories:

Fair value through profit or loss (“FVTPL”)

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

Warrants which do not meet the criteria to be classified as an equity instrument are classified as fair value through profit or loss financial liabilities.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

Other financial liabilities

Financial liabilities classified as other financial liabilities are measured at amortized cost.

The Company has classified its financial liabilities as follows:

•

Accounts payable is classified as other financial liabilities.

•

Warrant liability is classified as FVTPL.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the assets have been impacted.

For all financial assets objective evidence of impairment could include:

•

significant financial difficulty of the issuer or counterparty; or

•

default or delinquency in interest or principal payments; or

•

it becoming probable that the borrower will enter bankruptcy or financial re-organization.

i)

Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

j)

Biological Assets

Biological assets are keyhole limpets which are bearer assets to produce KLH.  They are measured at fair value less costs to sell.  Fair value is based on market prices of mature keyhole limpets which are harvested from the ocean.  The Company expenses the costs of aquaculture.  Fair value gains and losses are determined upon remeasurement at each reporting period.  Biological assets include production limpets and dedicated limpet colonies under contract.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

k)

Research and Development

The Company is involved in research and development.  Research costs, including materials and salaries of employees directly involved in research efforts, are expensed as incurred. Development costs are expensed in the period incurred, unless they meet criteria for technical, market and financial feasibility, in which case they are deferred and amortized over the estimated life of related products.  Research and development expenses are shown as a separate line item on the consolidated statements of comprehensive loss.   As at May 31, 2012, the Company had no deferred development costs.

l)

Foreign Exchange

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the parent and its subsidiary is the US dollar.

Transactions in currencies other than the US dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

m)

Commercial Sales Revenue Recognition

The Company recognizes commercial sales revenue when KLH product is delivered assuming there is persuasive evidence of an arrangement, the fee is fixed or determinable, and collectability is reasonably assured.  In limited circumstance, the Company retains ownership until the product is received and inspected by the customer; revenue is recognized upon satisfaction of these conditions.  The Company documents arrangements with customers with purchase orders and sales agreements.

Commercial sales revenue includes sales made under supply agreements with customers for a fixed price per gram of KLH products based on quantities ordered, including those produced from the customer’s dedicated limpet colonies.  The supply agreements are on a non-exclusive basis except within that customer’s field of use.

n)

Grant Revenue Recognition

The Company has taken the income approach to recognizing grant revenue.  The Company recognizes grant revenue when there is reasonable assurance that the Company will comply with the conditions attached, the benefits have been earned and it is reasonably assured of collection.  An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the grant requirements.  Grant advances received prior to revenue recognition are recorded as deferred revenue.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

o)

Contract Income Recognition

Contract income is recognized when reasonable assurance exists regarding measurement and collectability. An appropriate amount in respect to earned revenue will be recognized as revenue in the period that the Company is assured of fulfilling the contract requirements.

Contract income is earned on both the initial set up fee for establishment of limpet colonies dedicated to meet the needs of the customer and monthly fees to maintain those dedicated limpet colonies.   The Company also has the right to use raw material produced from dedicated limpet colonies at no cost with prior written consent.

Contract income is earned from research collaboration agreements whereby revenue is earned through sharing access to the Company’s KLH manufacturing methods and analytical data as well as when certain project milestones are met.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.

p)

New Accounting Standards, Amendments and Interpretations Not Yet Adopted

The following is an overview of accounting standard changes that the Company will be required to adopt in future years. The Company does not expect to adopt any of these standards before their effective dates. The Company continues to evaluate the impact of these standards  on its consolidated financial statements.

•

IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 measures financial assets, after initial recognition, at either amortized cost or fair value.  Existing IAS 39 classifies financial assets into four measurement categories.    The standard is effective for annual periods beginning on or after January 1, 2015.  In the year of adoption, the Company is required to provide additional disclosures relating to the reclassified financial assets and liabilities.  The Company may, but is not required to, apply the standard retroactively.  In and after the year of adoption, certain disclosures relating to financial assets will change to conform to the new categories.

•

IFRS 10 - Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted, provided IFRS 11, IFRS 12 and IAS 28 (as amended in 2011) are applied at the same time.

•

IFRS 11 - Joint Arrangements.  IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted, if IFRS 10, IFRS 12, and consequential amendments to IAS 28 Investments in Associates and Joint Ventures are applied at the same time.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

3.

Significant Accounting Policies (continued)

•

IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

•

IFRS 13 - Fair Value Measurement.  IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value.  It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements.  Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.  IFRS 13 is applicable for fiscal years beginning on or after January 1, 2013.  The standard, which may be early adopted, will apply prospectively from the beginning of the annual period in which it is adopted.

•

IAS 1 - Financial Statement Presentation amendment. The amendments to IAS 1 require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled will be presented separately from items that may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

•

Amendments to Other Standards. There have been amendments to existing standards, including IFRS 7 – Financial Instruments: Disclosure, IAS 27 – Separate Financial Statements, and IAS 28 – Investments in Associates and Joint Ventures effective January 1, 2013 and IAS 32 – Financial Instruments: Presentation effective January 1, 2014. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 amendments address accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.  IAS 32 amendments address inconsistencies when applying the offsetting requirements.

4.

Accounts Receivable

	May 31, 2012	August 31, 2011	September 1, 2010

Accounts receivable	$ 7,287	$ 4,013	$ 218,770
Contract receivable	10,000	5,000	255,000
Grants receivable	-	27,575	90,212
HST receivable	28,971	2,433	4,513

	$ 46,258	$ 39,021	$ 568,495

5.

Financial Instruments

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, currency risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

5.

Financial Instruments (continued)

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at May 31, 2012, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates.  The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest.

The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in US dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the US dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.  At May 31, 2012, the US dollar was equal to 1.02645 Canadian dollars.  The currency risk is considered to be insignificant.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.  Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy.  The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 93% of the Company’s commercial sales and contract income during the period ended May 31, 2012 were from two customers (2011 - 91% from one customer). All of the grant revenue during the period ended May 31, 2012 was received from NSF (2011 – 82% from IRS grants and 18% from NSF).

Approximately 32% of the Company’s accounts receivables at May 31, 2012, were from two customers (August 31, 2011 - 19% from two customers, September 1, 2010 - 83% from two customers), Nil% were from the NSF grants (August 31, 2011 - 75%, September 1, 2010 - 16%), and 63% from HST refund (August 31, 2011 – 6%, September 1, 2010 – 1%).

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

5.

Financial Instruments (continued)

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote.  The Company estimates its maximum credit risk for accounts receivable at the amount recorded on the balance sheet.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations.  As at May 31, 2012, the Company had a cash and cash equivalents balance of $1,954,398 (August 31, 2011 - $4,145,492, September 1, 2010 - $2,003,296) to settle current liabilities of $367,844 (August 31, 2011 - $159,137, September 1, 2010 - $420,610).

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1:

Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:

Valuations based on directly or  indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1  prices such  as quoted interest or  currency exchange rates;  and

Level 3:

Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

6.

Property, Plant and Equipment

Cost:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ 43,241	$ 62,033	$ 16,628	$ 93,689	$ -	$ 28,015	$ 243,606

Additions	4,529		16,567	246,597	10,997	31,092	309,782
Balance – August 31, 2011	$ 47,770	$ 62,033	$ 33,195	$ 340,286	$ 10,997	$ 59,107	$ 553,388

Additions			13,089	13,093			26,182
Balance – May 31, 2012	$ 47,700	$ 62,033	$ 46,284	$ 353,379	$ 10,997	$ 59,107	$ 579,570

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

6.

Property, Plant and Equipment (continued)

Accumulated depreciation:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ (43,241)	$ (62,033)	$ (1,826)	$ (18,914)	$ -	$ (28,015)	$ (154,029)

Additions	(302)		(4,858)	(53,381)	(1,100)	(1,494)	(61,135)
Balance – August 31, 2011	$ (43,543)	$ (62,033)	$ (6,684)	$ (72,295)	$ (1,100)	$ (29,509)	$ (215,164)

Additions	(680)		(6,029)	(48,512)	(1,649)	(3,853)	(60,723)
Balance – May 31, 2012	$ (44,223)	$ (62,033)	$ (12,713)	$ (120,807)	$ (2,749)	$ (33,362)	$ (275,887)

Carrying Value:	Aquaculture System	Laboratory	Computer and Office Equipment	Tools and Equipment	Vehicles	Leasehold Improvements	Total PP&E

Balance – September 1, 2010	$ -	$ -	$ 14,802	$ 74,775	$ -	$ -	$ 89,577

Balance – August 31, 2011	$ 4,227	$ -	$ 26,511	$ 267,991	$ 9,897	$ 29,598	$ 338,224

Balance – May 31, 2012	$ 3,547	$ -	$ 33,571	$ 232,572	$ 8,248	$ 25,745	$ 303,683

7.

Licensing Rights

The Company received two non-recurring payments of $250,000 each in fiscal years August 31, 2009 and 2010 under a research collaboration agreement which were recorded as contract income.  During 2010 the Company paid a $200,000 license fee for intellectual property arising under this agreement to a customer for licensing rights outside the customer’s field of use.  The customer and the Company will jointly own the rights to practice the resulting intellectual properties within specified fields of use.  The research collaboration agreement terminated August 31, 2011 and there are no further milestone payments.  The related licensing rights do not have a fixed term or termination provisions.  The license rights are amortized over the useful life of seven years.

	Licensing Rights	Accumulated Amortization	Carrying Amount
Balance – September 1, 2010	$ 200,000	$ -	$ 200,000

Balance – May 31, 2011	200,000	-	200,000

Amortization expense		(26,190)	(26,190)
Balance at August 31, 2011	200,000	(26,190)	173,810

Amortization expense		(21,429)	(21,429)
Balance at May 31, 2012	$ 200,000	$ (47,619)	$ 152,381

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

8.

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority.  On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements.  The monthly base rents total $7,071 effective November 1, 2010, for a term of 5 years with rents adjusted by the CPI index every November 1st.  The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years.  Rent is $5,126 per month with 3% cost of living increases each year during the initial three-year term and the Company must pay a portion of the common area maintenance.

Future minimum lease payments are as follows:

	May 31, 2012	August 31, 2011
For The Year Ending August 31,
2012	$ 36,900	$ 146,676
2013	148,531	148,531
2014	139,328	139,328
2015	84,852	84,852
2016	14,142	14,142

	$ 423,753	$ 533,529

Rent expense on these lease agreements for the period ended May 31, 2012 was $128,376 (2011 - $74,913).

The Company has purchase order commitments totalling approximately $81,000 at May 31, 2012, for contract manufacturing organizations and consultants (August 31, 2011 - $184,000, September 1, 2010 - $117,000).

The Company has commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use.  Two of the agreements automatically renew each January unless terminated in writing by either party.  One agreement has a term through June 2013 and then extends for an additional one-year term with written agreement.

9.

Related Party Transactions

For the period ended May 31, 2012, the Company had the following transactions with related parties:

a)

Paid or accrued salaries and benefits expense of $504,173 (2011 - $487,136) to directors and officers of the Company and their family members;

b)

Paid or accrued director fees of $37,680 (2011 - $3,000) to directors of the Company;

c)

Paid or accrued consulting fees of $44,383 (2011 - $26,750) to directors and officers of the Company;

d)

Paid or accrued professional fees of $48,626 (2011 - $11,250) to an officer of the Company;

e)

Paid or accrued professional fees of $Nil (2011 - $10,500) to a former officer of the Company.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

9.

Related Party Transactions (continued)

e)

The share-based payments to directors, family members of directors and officers of the Company during the period ended May 31, 2012 was $379,282 (2011 - $201,326). Share-based payments are the fair value of the options granted.

As at May 31, 2012, the Company owed $13,800 (2011 - $Nil) to directors and officers of the Company for consulting fees and expense reimbursements which are included in accounts payable and accrued liabilities on the consolidated balance sheets.

On August 14, 2002, the Company entered into an agreement to pay royalties to a director and officer in exchange for assignment of patent rights to the Company.  The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention.  The Company’s current operations utilize this invention.  The royalties for the period ended May 31, 2012 were $Nil (2011 - $Nil).

10.

Share Capital

Authorized: unlimited common shares without par value.

During the period ended May 31, 2012:

(a)

The Company issued 2,318,600 common shares for gross proceeds of $830,715 from the exercise of warrants. Accordingly, $190,425 was transferred from warrant liability to share capital.

(b)

The Company issued 100,000 common shares for gross proceeds of $27,950 from the exercise of options. Accordingly, $23,618 was transferred from share-based payment reserve to share capital.

During the Year Ended August 31, 2011:

(a)

In September 2010, the Company issued 3,000,000 units at a price of CDN$0.35 per unit for gross proceeds of $1,002,497 (CDN$1,050,000).  Each unit is comprised of one common share of the Company and one half share purchase warrant.  Each full warrant entitles the holder to purchase one common share of the Company at a price of CDN$0.50 exercisable on or before March 28, 2012 (extended to March 28, 2013). The warrants were valued at $291,949.  Agent’s options were issued to acquire 210,000 units of the Company (valued at $49,861) under the same terms of the private placement and are exercisable at CDN$0.35 on or before March 28, 2012 (expired unexercised).  The common shares are subject to the Exchange four month hold policy which ended on January 30, 2011.  The company paid $96,958 of share issuance costs in relation to the private placement.

(b)

In November 2010, the Company issued 6,213,000 units at a price of CDN$0.60 per unit for gross proceeds of $3,695,784 (CDN$3,727,800).  Each unit is comprised of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a purchase price of CDN$0.90 per share on or before November 14, 2011, and CDN$1.15 per share if exercisable from November 15, 2011, and on or before November 14, 2012.  The warrants were valued at $2,711,921.  Agent’s options were issued to acquire 345,600 units of the Company (valued at $226,587) under the same terms of the private placement and are exercisable at CDN$0.60 on or before November 14, 2012.  The common shares are subject to the Exchange four month hold policy which ended on March 16, 2011.  The Company paid $215,145 of share issuance costs in relation to the private placement.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

10.

Share Capital (continued)

Escrow Shares

An aggregate of 2,500,000 common shares were held in escrow pursuant to an Escrow Agreement dated April 29, 2008.  Of these shares, as at May 31, 2012, 750,000 shares remain in escrow.

An aggregate of 4,119,386 common shares were held in escrow pursuant to an Escrow Agreement dated April 7, 2010. The shares are subject to release provisions, with 10% being released upon closing of the reverse takeover and the balance as to 15% every six months. Of these shares, as at May 31, 2012, 1,235,816 remain in escrow. The remaining 5,880,614 common shares are subject to resale restrictions over a period of three years, with 10% being free-trading, and the remaining shares subject to resale restrictions, as to 15% becoming free-trading every six months.

Performance Shares

There are 10,000,000 performance shares set aside for officers, directors and employees of Stellar CA based on meeting milestones related to completion of method development for commercial-scale manufacture of KLH, compilation and regulatory submittal of all required chemistry, manufacturing and control data and completion of preclinical toxicity and immunogenicity testing of products.  During the year ended August 31, 2011, the Company reached the first performance share milestone and issued 3,333,335 shares (issued at a value of $3,400,000) of the Company to the individuals named in the Performance Share Plan.  The issuance of performance shares was recorded as share-based payments.

Warrants

A summary of the Company’s outstanding warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
		CDN $
Balance, as at September 1, 2010	6,959,531	$ 0.37

Granted	8,268,600	$ 0.80
Exercised	(2,148,805)	$ 0.37

Balance, as at August 31, 2011	13,079,326	$ 0.65

Exercised	(2,318,600)	$ 0.37
Expired	(2,702,126)	$ 0.40

Balance, as at May 31, 2012	8,058,600	$ 0.82

The weighted average trading price at the date the warrants were exercised during the period ended May 31, 2012 was CDN$0.41 (year ended August 31, 2011 - CDN$0.94).

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

10.

Share Capital (continued)

The following table summarizes information about the warrants outstanding as at May 31, 2012:

CDN Exercise Price	Number of Warrants	Expiry Date

CDN $
$0.50	1,500,000	March 28, 2013
$1.15	6,213,000	November 14, 2012
$0.60	345,600	November 14, 2012

	8,058,600

Warrant Liability – Warrants Issued With Canadian Dollar Exercise Prices

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars.   The Company’s functional currency is in US dollars.  As a result of having exercise prices denominated in other than the Company’s functional currency, these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with adjustments to fair value recognized through the Statements of Consolidated Loss.  The fair value of the warrants was determined using the Black-Scholes option pricing model at the end of each reporting period.  Upon exercise of the warrants, the fair value of warrants included in derivative liabilities was reclassified to equity.

The fair value of warrants exercised during the periods ended May 31, 2012 and 2011 was determined using the Black-Scholes option pricing model, using the following assumptions:

	2012	2011
Risk free interest rate	2.49%	3.14%
Expected life (years)	0.11	0.74
Expected share price volatility	110%	106%

The fair value of warrants granted was determined using the Black-Scholes option pricing model, using the following weighted average assumptions at the end of each reporting period:

	2012	2011
Risk free interest rate	N/A	1.61%
Expected life (years)	N/A	1.1
Expected share price volatility	N/A	107%
Expected dividend yield	N/A	0%

Option pricing models require the input of highly subjective assumptions regarding volatility.  The Company has used historical volatility to estimate the volatility of the share price.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

10.

Share Capital (continued)

Options

The Company has a stock option plan (“the Plan”) to be administered by the Board of Directors, which has the discretion to grant options for up to a maximum of 20% of the issued and outstanding share capital amount and subject to a maximum of 8,785,000 shares.  The exercise price of an option  is subject  to a  minimum of $0.10 per  share,  not less than  the  closing price  (less applicable discount)  on the Exchange  on the  last  trading  day preceding the grant date.  However, all of the stock options which have been granted are subject to the following vesting schedule:

(a)

One-third shall vest immediately;

(b)

One-third shall vest 12 months from the Effective Date; and

(c)

One-third shall vest 18 months from the Effective Date.

Options have been issued under the Plan allowing the holders to purchase common shares of the Company as follows:

	Number of Options	Weighted Average Exercise Price
		CDN $
Balance, as at August 31, 2010	2,700,000	$ 0.28

Granted	1,554,600	0.68

Balance, as at August 31, 2011	4,254,600	$ 0.43

Granted	1,419,600	0.42
Exercised	(110,000)	0.28
Cancelled	(105,000)	0.77
Balance, as at May 31, 2012	5,469,200	$ 0.42

The weighted average trading price at the date the options were exercised during the period ended May 31, 2012 was CDN$0.355.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

10.

Share Capital (continued)

The following table summarizes information about the options under the Plan outstanding and exercisable as at May 31, 2012:

CDN Exercise Price	Number of Options	Exercisable at May 31, 2011	Expiry Date

$0.28	2,331,667	2,331,667	April 9, 2017
$0.25	75,000	75,000	May 17, 2017
$0.28	70,000	70,000	June 17, 2017
$0.28	20,000	20,000	June 28, 2017
$0.28	70,000	70,000	July 13, 2017
$0.64	70,000	70,000	October 25, 2017
$1.00	60,000	40,000	February 10, 2018
$1.00	23,333	23,333	March 8, 2018
$0.65	1,329,600	443,200	August 8, 2018
$0.50	5,000	1,667	September 26, 2018
$0.40	80,000	26,667	December 22, 2018
$0.42	5,000	1,667	February 16, 2019
$0.42	1,279,600	426,533	April 13, 2019
$0.42	50,000	16,667	April 26, 2019

	5,469,200	3,616,401

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  The estimated fair value of the stock options granted during the periods ended May 31, 2012 and 2011 was determined using a Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Risk free interest rate	1.64%	2.76%
Expected life (years)	7.0	7.0
Expected share price volatility	158%	110%
Expected dividend yield	0%	0%

The average fair value of stock options awarded during the period was $0.41 and $0.89 respectively.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

11.

Biological Assets

Changes in biological assets are as follows:

	May 31, 2012	August 31, 2011

Carrying amount at beginning of period	$ 5,763	$ 3,173
Increases in fair value due to purchases	1,877	4,461
Changes in fair value due to quantity and price changes	(1,463)	(1,871)

Carrying amount at end of period	$ 6,177	$ 5,763

12.

Supplemental Disclosure of Non-Cash Transactions

Supplemental disclosure of non-cash financing and investing activities include the following:

	May 31, 2012	May 31, 2011

Financing activities:
Share issuance costs – agent’s options	$ -	$ 276,448
Warrant valuations on private placements	-	3,003,870
Transfer to share capital on exercise of warrants	190,425	1,323,201
Transfer to share capital on exercise of options	23,618	-
Cash paid during the period for taxes	800	5,000
Cash paid during the period for interest	-	-

13.

Events After the Reporting Period

Subsequent to May 31, 2012, the Company:

a)

Granted incentive stock options to an employee to purchase 90,000 common shares, exercisable at a price of CDN$0.29 per share for a period of seven years.

b)

Received funds of $18,544 from the exercise of 70,000 stock options.

14.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

15.

First Time Adoption of IFRS

As stated in Note 2, these consolidated financial statements are the Company’s third condensed interim consolidated financial statements prepared in accordance with IFRS.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended May 31, 2012 and 2011, the financial statements for the year ended August 31, 2011, and the opening IFRS statement of financial position on the Transition Date, September 1, 2010.

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended May 31, 2011 and annual period ended August 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has effected the Company’s financial position and financial performance is set out in the following tables.

The guidance for first time adoption of IFRS is set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  The Company has elected to take the following IFRS 1 optional exemptions:

(a)

Optional exemptions

Share-based payments

IFRS 2, Share-based Payments, encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that were not vested by the Transition Date.  The Company elected to take the exemption available under IFRS 1 and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the Transition Date.

Financial Instruments: Presentation

IAS 32, Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components.  If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity.  The first portion is in retained earnings and represents the cumulative interest accreted on the liability component.  The other portion represents the original equity component.  However, in accordance with this IFRS, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS.

(b)

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of IFRS transition must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error.  The Company’s IFRS estimates as of September 1, 2010 are consistent with Canadian GAAP estimates for the same date.

Reconciliation of Canadian GAAP and comprehensive loss to IFRS

IFRS requires an entity to reconcile equity, comprehensive loss and cash flows for prior periods.  The changes made to the statement of financial position and statements of comprehensive loss as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The September 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		September 1, 2010
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 2,003,296	$ -	$ 2,003,296
Accounts receivable		568,495		568,495
Prepaid expenses		22,940		22,940
		2,594,731	-	2,594,731

Noncurrent assets:
Biological assets	ii	-	3,173	3,173
Property, plant and equipment		89,577		89,577
Licensing rights		200,000		200,000
Deposits		8,766		8,766
		$ 2,893,074	$ 3,173	$ 2,896,247

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 420,610	$ -	$ 420,610

Long-term liabilities
Warrant liability	iii	-	797,310	797,310

Shareholders’ equity:
Share capital	i & iii	2,610,682	(246,428)	2,364,254
Share-based payment reserve	i & iii	870,412	(500,974)	369,438
Deficit		(1,008,630)	(46,735)	(1,055,365)
		2,472,464	(794,137)	1,678,327
		$ 2,893,074	$ 3,173	$ 2,896,247

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The May 31, 2011 Canadian GAAP interim balance sheet has been reconciled to IFRS as follows:

		May 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 5,098,780	$ -	$ 5,098,780
Accounts receivable		29,390		23,390
Share subscription receivable		-		-
Prepaid expenses		61,397		61,397
		5,189,567	-	5,189,567

Noncurrent assets:
Biological assets	ii	-	6,098	6,098
Property, plant and equipment		301,973		301,973
Licensing rights		200,000		200,000
Deposits		17,500		17,500
		$ 5,709,040	$ 6,098	$ 5,715,138

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 132,470	$ -	$ 132,470
Deferred revenue		-		-
		132,470	-	132,470
Long-term liabilities
Warrant liability	iii	-	3,332,463	3,332,463

Shareholders’ equity:
Share capital	i & iii	8,947,674	49,177	8,996,851
Share-based payment reserve	i & iii	3,601,989	(2,676,135)	925,854
Deficit		(6,973,093)	(699,407)	(7,672,500)
		5,576,570	(3,326,365)	2,250,205
		$ 5,709,040	$ 6,098	$ 5,715,138

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The August 31, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets:

Current assets:
Cash and cash equivalents		$ 4,145,492	$ -	$ 4,145,492
Accounts receivable		39,021		39,021
Prepaid expenses		36,604		36,604
		4,221,117	-	4,221,117

Noncurrent assets:
Biological assets	ii	-	5,763	5,763
Property, plant and equipment		338,224		338,224
Licensing rights		173,810		173,810
Deposits		17,500		17,500
		$ 4,750,651	$ 5,763	$ 4,756,414

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities		$ 159,137	$ -	$ 159,137

Long-term liabilities
Warrant liability	iii	-	1,527,374	1,527,374

Shareholders’ equity:
Share capital	i & iii	9,213,640	55,793	9,269,433
Share-based payment reserve	i & iii	3,472,627	(2,738,103)	734,524
Deficit		(8,094,753)	1,160,699	(6,934,054)
		4,591,514	(1,521,611)	3,069,903
		$ 4,750,651	$ 5,763	$ 4,756,414

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of interim comprehensive loss for the three month period ended May 31, 2011 has been reconciled to IFRS as follows:

		Three Months Ended May 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 15,000	$ -	$ 15,000
Commercial sales		7,200		7,200
Grant revenue		19,387		19,387
		41,587	-	41,587

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	104,433	167	104,600
Grant costs		24,411		24,411
		128,844	167	129,011
Gross Margin (Loss)		(87,257)	(167)	(87,424)

Expenses:
Salaries, wages and benefits		258,761		258,761
Research and development		421,152		421,152
Legal and professional services		37,964		37,964
Share-based payments	i	317,958	17,799	335,757
General and administration		175,032		175,032
Amortization and depreciation		14,932		14,932
Allocation of expenses to grant costs		(11,875)		(11,875)
		1,213,924	17,799	1,231,723

Other Income:
Change in fair value of warrant liability	iii	-	3,907,710	3,907,710
Foreign exchange gain (loss)		35		35
Interest income		3,278		3,278
		3,313	3,907,710	3,911,023

Income (Loss) Before Income Tax		(1,297,868)	3,889,744	2,591,876
Income tax expense		-		-
Income (Loss) and Comprehensive Income (Loss) for the Period		$ (1,297,868)	$ 3,889,744	$ 2,591,876

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of interim comprehensive loss for the nine month period ended May 31, 2011 has been reconciled to IFRS as follows:

		Nine Months Ended May 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 45,000	$ -	$ 45,000
Commercial sales		17,038		17,038
Grant revenue		594,862		594,862
		656,900	-	656,900

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	358,025	(2,925)	355,100
Grant costs		86,769		86,769
		444,794	(2,925)	441,869
Gross Margin (Loss)		212,106	2,925	215,031

Expenses:
Salaries, wages and benefits		635,593		635,593
Research and development		999,332		999,332
Legal and professional services		192,035		192,035
Share-based payments	i	3,878,855	77,561	3,956,416
General and administration		471,503		471,503
Amortization and depreciation		44,084		44,084
Allocation of expenses to grant costs		(35,001)		(35,001)
		6,186,401	77,561	6,263,962

Other Income:
Change in fair value of warrant liability	iii	-	(578,036)	(578,036)
Foreign exchange gain (loss)		6,546		6,546
Interest income		8,286		8,286
		14,832	(578,036)	(563,204)

Income (Loss) Before Income Tax		(5,959,463)	(652,672)	(6,612,135)
Income tax expense		5,000		5,000
Income (Loss) and Comprehensive Income (Loss) for the Period		$ (5,964,463)	$ (652,672)	$ (6,617,135)

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

The Canadian GAAP statement of comprehensive loss for the year ended August 31, 2011 has been reconciled to IFRS as follows:

		August 31, 2011
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Revenues:
Contract income		$ 60,000	$ -	$ 60,000
Commercial sales		18,988		18,988
Grant revenue		618,199		618,199
		697,187	-	697,187

Costs of Production, Aquaculture and Grants:
Cost of production and aquaculture	ii	413,397	(2,590)	410,807
Grant costs		595,686		595,686
		1,009,083	(2,590)	1,006,493
Gross Margin (Loss)		(311,896)	2,590	(309,306)

Expenses:
Salaries, wages and benefits		797,263		797,263
Research and development		906,518		906,518
Legal and professional services		283,122		283,122
Share-based payments	i	4,007,116	15,593	4,022,709
General and administration		747,883		747,883
Amortization and depreciation		87,325		87,325
Allocation of expenses to grant costs		(41,170)		(41,170)
		6,788,057	15,593	6,803,650

Other Income:
Foreign exchange gain (loss)		3,333		3,333
Change in fair value of warrant liability	iii	-	1,220,437	1,220,437
Interest income		11,297		11,297
		14,630	1,220,437	1,235,067

Loss Before Income Tax		(7,085,323)	1,207,434	(5,877,889)
Income tax expense		800		800
Loss and Comprehensive Loss for the Period		$ (7,086,123)	$ 1,207,434	$ (5,878,689)

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

Explanations for the adjustments are as follows:

(i)

Share-based payments

IFRS 2 is effective for the Company as at September 1, 2010 and is applicable to:

•

New grants for share-based payments subsequent to September 1, 2010

•

Equity-settle share-based compensation awards granted subsequent to November 7, 2002 and that vest after September 1, 2010; and

•

Awards that are modified on or after September 1, 2010, even if the original grant of the award was not accounted for in accordance with IFRS 2.

Canadian GAAP allows the Company to calculate the fair value of the share-based compensation on all awards granted and recognizes the expense from the date of grant over the vesting period using the straight-line methodology.  The Company determines the fair value of share options granted using the Black-Scholes option pricing model.

IFRS 2 requires each tranche in an award with graded vesting features to be treated as a separate grant with a different vesting date and fair value.  Each grant is accounted for on that basis.

As a result, share-based payment reserves was increased by $29,216 at September 1, 2010 (May 31, 2011 - $106,777; August 31, 2011 - $44,809) and deficit has been increased by $29,216 at September 1, 2010 (May 31, 2011 - $106,777; August 31, 2011 - $44,809).  The impact on loss and comprehensive loss for the period ended May 31, 2011 was an increase of share-based payments of $77,561 (year ended August 31, 2011 - $15,593).

(ii)

Biological assets

IFRS 41 is effective for the Company as at September 1, 2010.  Biological assets are living plants or animals including those which can provide agricultural produce.  The Company’s keyhole limpet colonies are bearer assets from which KLH is harvested.

Under IFRS, the biological assets are recorded at fair value less costs to sell, measured upon initial recognition and at the end of each reporting period. Accordingly, biological assets increased by $3,173 at September 1, 2010 (May 31, 2011 - $6,098; August 31, 2011 - $5,763).  The impact on loss and comprehensive loss for the period ended May 31, 2011 was $2,925 (year ended August 31, 2011 - $2,590).

(iii)

Warrant Liability

Under IFRS, the warrants issued by the Company with an exercise price denominated in a currency other than its functional currency must be classified as liabilities (as they do not meet the definition if an equity instrument) and are recognized at fair value with changes in fair value being recognized as a profit or loss. There is no such requirement under Canadian GAAP as warrants issued by the Company meet the definition of an equity instrument. The Company’s outstanding warrants are denominated in Canadian dollars and the functional currency is the US dollar therefore the Company will recognize the warrants as a liability with changes to the fair value of the liability being recognized in the Statements of Consolidated Loss.

Stellar Biotechnologies, Inc

Notes to Condensed Interim Consolidated Financial Statements

Unaudited – Prepared by Management

For the Nine Months Ended May 31, 2012

(in US Dollars)

15.

First Time Adoption of IFRS (continued)

(iii)

Warrant Liability (continued)

As a result, warrant liability increased by $797,310 at September 1, 2010 (May 31, 2011 - $3,332,463; August 31, 2011 - $1,527,374).  The impact on loss and comprehensive loss for the period ended May 31, 2011 was a loss of $578,036 (year ended August 31, 2011 - $1,220,437).

16.

Loss Recovery

A shipment of KLH was damaged by a vendor.  The vendor agreed to reimburse the Company for the value of the KLH.  In accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, the loss recovery was recorded during the period ended May 31, 2012 when the realization of income was virtually certain.